UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(October 28, 2011)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended September 30, 2011

2.

Financial Statements for the Three Months and Nine Months ended September 30, 2011

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended September 30, 2011

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DIVERSINET CORP.

 ---------------------------

(REGISTRANT)

DATE: October 28, 2011

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports Third Quarter 2011 Financial Results

TORONTO, October 28, 2011 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leader in “connected and protected” mobile healthcare communications, reported its third quarter 2011 financial results for the period ended September 30, 2011. All dollar amounts are in U.S. dollars.

Financial Highlights

Revenues for the third quarter of 2011 were $333,000, compared to $394,000 in the same period a year ago. Revenues for the nine months ended September 30, 2011 were $909,000, compared to $4.8 million in the same period in 2010. Revenues in the first nine months of 2010 included $3.6 million derived from the settlement with AllOne Mobile Corporation (“AllOne”).

Net loss in the third quarter was $1,074,000 or $(0.03) per share, compared to net loss of $933,000 or $(0.02) per share in the same period a year ago. Net loss for the nine months ended September 30, 2011 was $3.9 million, or $(0.09) per share, compared to net income of $3.3 million or $0.07 per share in the similar nine months of 2010.

Included in the 2011 third quarter net loss were non-cash stock-based compensation and depreciation of $181,000 versus $182,000 in Q3 2010 and a foreign exchange loss of $15,000 versus a $117,000 gain in Q3 2010.  In 2010, the Company recognized other income of $3.6 million from the return of common shares from Hospital Service Association of Northeastern Pennsylvania, which was included in other income.

Cash and cash equivalents at September 30, 2011 were $8.7 million and $12.5 million at December 31, 2010.

Operational Highlights

•

In September 2011, Diversinet received a one year renewal from the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program for members of the military recovering from mild traumatic brain injuries and other wounds.

•

During the third quarter of 2011, the company strengthened its military healthcare expertise with the addition of Dr. Hon Pak and Mr. Fred Hannett to its executive advisory board.  Dr. Pak is a previous president of the American Telemedicine Association and recently retired as Chief Information Officer of the U.S. Army Medical Department, Office of the Surgeon General.  Mr. Hannett is a Washington-based consultant and healthcare IT thought leader with longstanding ties to the U.S. Department of Defense, as well as founder and Managing Principal of The Capitol Alliance.

•

During the second quarter of 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed Diversinet’s MobiSecure product.  The product utilizes existing MobiSecure Publisher features and new features being developed for consumer interaction.  During the third quarter of 2011, the company delivered a MobiSecure® Publisher license to J&J.

•

In September 2011, mCare, the U.S. Army’s Telemedicine and Advanced Technology Research Center mobile health application for wounded warriors that is powered by Diversinet’s MobiSecure, received the ‘2010 Army Greatest Inventions Award’ representing the most innovative advances in Army technology. Award nominees were judged by a panel of non-commissioned officers with combat and practical experience, as well as a panel of U.S. Army Training and Doctrine Command field-grade officers.

“In the third quarter of 2011, we advanced the market adoption of our proven secure mobile solutions in the growing wireless health and mHealth marketplace,” said Albert Wahbe, Diversinet’s chairman and CEO. “The substantial inroads we made earlier in the year continued to bear fruit, as we work to complete one of our most exciting implementation in partnership with a major U.S. pharmaceutical company.”

“We were also honored with the mCare program receiving the U.S. Army’s highest recognition for new technology that serves its important mission,” Wahbe added. “These deployments demonstrate how MobiSecure’s turn-key capability is able to provide full customization without undergoing extensive product development and testing, while also maintaining feature flexibility, security and customer branding.”

Financial Summary

Effective for the 2010 fiscal year, the company has adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of its consolidated financial statements for Canadian and U.S. reporting requirements, and in this release has restated comparative historical periods accordingly.

	Q3 2011	Q3 2010
Revenues	$332,976	$393,500
Cost of revenues	53,125	1,032
Gross margin	279,851	392,468

Expenses
Research and development	539,156	496,954
Sales and marketing	385,141	520,302
General and administrative	409,957	428,299
Depreciation	15,914	17,173
	1,350,168	1,462,728
Loss before the undernoted	(1,071,317)	(1,070,260)
Foreign exchange gain (loss)	(9,409)	122,382
Interest income	5,405	14,915
Loss for the period	$(1,074,321)	$(932,963)
Basic and diluted loss per share	$(0.03)	$(0.02)

Cash and cash equivalents	$8,658,899	$13,798,031
Total assets	$9,256,575	$14,038,908
Total current liabilities	$573,925	$659,585
Total shareholders’ equity	$8,682,650	$13,379,323

Weighted average basic and fully diluted common shares outstanding	42,671,847	41,927,307

For complete financial statements, including the notes and management’s discussion and analysis, please visit the investors section on the company’s website at www.diversinet.com/AboutUs/Investors.html.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) provides patented and proven secure products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to anyone, anytime, anywhere, on mobile devices. Diversinet’s MobiSecure® application addresses the increasing need for secure messaging, as well as safe, convenient, on-the-go storage and sharing of personal health data. Learn more about how Diversinet is delivering “Healthcare. Connected and Protected” at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. MobiSecure is a registered trademark of Diversinet Corp.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

rboth@liolios.com

#

Diversinet Corp.
INTERIM CONSOLIDATED BALANCE SHEETS
[in United States dollars]

	September 30	December 31
	2011	2010
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	8,658,899	12,458,750
Accounts receivable	230,448	75,150
Prepaid expenses and other assets	149,292	52,773
Total current assets	9,038,639	12,586,673
Property and equipment, net	217,936	180,983
Total assets	9,256,575	12,767,656

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	229,592	143,253
Accrued liabilities (note 3)	206,750	562,994
Deferred revenues	137,583	45,167
Total current liabilities	573,925	751,414

Shareholders’ equity
Share capital (note 4)	85,815,111	85,583,198
Contributed surplus	19,635,678	19,346,409
Share purchase warrants (note 4)	39,318	21,242
Deficit	(95,286,736)	(91,413,886)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	8,682,650	12,016,242
Total liabilities and shareholders’ equity	9,256,575	12,767,656

Commitments and contingencies (note 6)

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
[in United States dollars]
(Unaudited)
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$

Revenues (note 7)	332,976	393,500	909,334	4,825,684
Cost of revenues	53,125	1,032	89,900	21,729
Gross margin	279,851	392,468	819,434	4,803,955

Expenses
Research and development	539,156	496,954	1,990,186	2,294,980
Sales and marketing	385,141	520,302	1,280,804	1,279,978
General and administrative	409,957	428,299	1,412,762	1,511,191
Depreciation	15,914	17,173	46,539	49,154
	1,350,168	1,462,728	4,730,291	5,135,303
Loss before the undernoted	(1,071,317)	(1,070,260)	(3,910,857)	(331,348)
Foreign exchange gain (loss)	(9,409)	122,382	20,449	99,906
Interest income, net	5,405	14,915	17,558	43,063
Other income (note 7)	-	-	-	3,560,707
Net income (loss) for the period and comprehensive income (loss)	(1,074,321)	(932,963)	(3,872,850)	3,372,328

Basic and diluted earnings (loss) per share	(0.03)	(0.02)	(0.09)	0.07
Weighted average basic common shares outstanding	42,671,847	41,927,307	42,501,766	46,047,801
Weighted average fully diluted common shares outstanding (note 5)	42,671,847	41,927,307	42,501,766	46,047,801

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
[in United States dollars]
(Unaudited)

	Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Retained Earnings (Deficit)	Cumulative Translation Adjustment	Shareholders’ Equity
	$	$	$	$	$	$
Balance December 31, 2009	94,276,106	7,940,124	7,732	(93,281,160)	(1,520,721)	7,422,081
Net loss				(1,004,581)		(1,004,581)
Stock options, warrants exercised	103,439					103,439
Shares issued for services	67,500					67,500
Compensation expense		152,446				152,446
Warrants cancelled or expired			2,763			2,763
Value of options exercised	61,708	(61,708)				-
Balance March 31, 2010	94,508,753	8,030,862	10,495	(94,285,741)	(1,520,721)	6,743,648
Net income				5,309,872		5,309,872
Stock options, warrants exercised	12,000					12,000
Shares issued for services	67,500					67,500
Compensation expense		89,015				89,015
Warrants cancelled or expired			2,450			2,450
Value of options exercised	10,902	(10,902)				-
Shares cancelled	(9,190,550)	11,129,843				1,939,293
Options cancelled or forfeited		(16,470)				(16,470)
Balance June 30, 2010	85,408,605	19,222,348	12,945	(88,975,869))	(1,520,721)	14,147,308
Net loss				(932,963)		(932,963)
Shares issued for services	67,500					67,500
Compensation expense		97,478				97,478
Balance September 30, 2010	85,476,105	19,319,826	12,945	(89,908,832)	(1,520,721)	13,379,323

Balance December 31, 2010	85,583,198	19,346,409	21,242	(91,413,886)	(1,520,721)	12,016,242
Net loss				(1,110,920)		(1,110,920)
Shares issued for services (note 4)	100,625		11,500			112,125
Compensation expense		76,651				76,651
Balance March 31, 2011	85,683,823	19,423,060	32,742	(92,524,806)	(1,520,721)	11,094,098
Net loss				(1,687,609)		(1,687,609)
Shares issued for services (note 4)	68,850		3,771			72,621
Compensation expense		112,807				112,807
Balance June 30, 2011	85,752,673	19,535,867	36,513	(94,212,415)	(1,520,721)	9,591,917
Net loss				(1,074,321)		(1,074,321)
Shares issued for services (note 4)	62,438		2,805			65,243
Compensation expense		99,811				99,811
Balance September 30, 2011	85,815,111	19,635,678	39,318	(95,286,736)	(1,520,721)	8,682,650

See accompanying notes to unaudited interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the period	(1,074,321)	(932,963)	(3,872,850)	3,372,328
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	15,914	17,173	46,539	49,154
Foreign exchange (gain) loss	14,542	(117,139)	(30,387)	(106,064)
Other income (note 7)	-	-	-	(3,060,707)
Stock-based compensation expense (note 4)	165,054	164,977	516,258	530,182
Changes in non-cash working capital:
Accounts receivable	(214,959)	-	(155,298)	79,717
Prepaid expenses	(23,524)	(8,026)	(96,519)	(9,741)
Accounts payable	27,967	44,009	86,339	81,427
Accrued liabilities	(98,080)	30,032	(333,244)	126,706
Deferred revenue	76,000	(31,001)	92,416	(127,334)
Cash provided by (used in) operations	(1,111,407)	(832,938)	(3,746,746)	935,668

FINANCING ACTIVITIES
Issue of common shares on exercise of options for cash	-	-	-	115,438
Cash provided by financing activities	-	-	-	115,438

INVESTING ACTIVITIES
Purchase of property and equipment	(6,072)	(10,506)	(83,492)	(26,981)
Cash used in investing activities	(6,072)	(10,506)	(83,492)	(26,981)

Foreign exchange gain (loss) on cash held in foreign currency	(14,542)	117,139	30,387	106,064
Net change in cash and cash equivalents during the period	(1,132,021)	(726,305)	(3,799,851)	1,130,189
Cash and cash equivalents, beginning of the period	9,790,920	14,524,336	12,458,750	12,667,842
Cash and cash equivalents, end of the period	8,658,899	13,798,031	8,658,899	13,798,031

Supplemental cash flow information:
Interest received	5,405	14,915	17,558	43,063
Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and board (note 4)	62,438	67,500	231,912	202,500

Cash and cash equivalents is comprised of:
Cash			520,192	1,008,164
Cash equivalents			8,138,707	12,789,867
			8,658,899	13,798,031
See accompanying notes to interim consolidated financial statements.

#

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in U.S. dollars)
Three and nine months ended September 30, 2011

Diversinet Corp. (“Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and professional services to the health services, financial services, software security, and telecommunications marketplaces.

1. Significant accounting policies
(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
(b) Basis of presentation

Effective December 31, 2010, the Company adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  The Company historically prepared its annual and interim consolidated financial statements in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP.  Canadian GAAP changed to International Financial Reporting Standards (“IFRS”) effective for public companies for periods beginning January 1, 2011.  The decision to adopt U.S. GAAP has been approved by the Company’s Board of Directors after due consideration of benefits and disadvantages of reporting under U.S. GAAP versus IFRS.  All comparative financial information contained herein has been restated to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP.

The unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided.  These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the 2010 annual audited financial statements of the Company.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2011 and the results of operations and cash flows for the three months and nine months ended September 30, 2011 and 2010.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

(c) Revenue recognition

The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance and out-of-pocket expenses.

(i) License revenue:  The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectability is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contracts that require the Company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

In instances when licenses are granted and the Company commits to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

(ii) Service revenue:  Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iii) Maintenance revenue:  Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.

Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software.  Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:  Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(v) Out-of-pocket expenses:  The Company recognizes out-of-pocket expenses billed to customers as revenue.  As the Company is the primary obligator in the out-of-pocket expenses with the resulting credit risk, revenue is recognized when the out-of-pocket expenses to be paid by the customer is fixed and determinable, and collection of these amounts is deemed probable.

(d) Adoption of new accounting standards

Effective January 1, 2011 and applied prospectively, the Company adopted Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated.  It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence of selling price.  The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.  The application of this standard did not have an impact to the Company’s financial statements.

Effective January 1, 2011 and applied prospectively, the Company adopted Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position No. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.  The application of this standard did not have an impact to the Company’s financial statements.

(e) Measurement uncertainty

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the period.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, stock based compensation, the useful lives of depreciable assets, recoverability of fixed assets and the recognition of contingencies.  Actual results could differ from those estimates.

(f) Fair value of financial instruments

For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at September 31, 2011 and 2010.

2. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured wireless solutions and related products and services.  As at September 30, 2011, 84% (100% - 2010) of the property and equipment were located in Canada.  For the three month period ended September 30, 2011 two customers contributed 56% and 12% of the total revenue (two customers contributed 84% and 10% of the total revenue, for the same period in 2010).  For the nine month period ended September 30, 2011, two customers contributed 56% and 21% of the total revenue (two customers contributed 78% and 21% of the total revenue, for the same period in 2010).

Revenue is attributable to geographic location, based on the location of the customer, as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
United States	256,601	367,500	333,721	4,746,184
Asia	24,750	26,000	76,782	78,000
Canada	51,625	-	498,831	-
Other	-	-	-	1,500
	332,976	393,500	909,334	4,825,684

Revenue is attributable to product and services as follows:
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	$	$	$	$
Consulting services	216,908	30,000	364.670	125,350
Licensing	116,068	363,500	544,664	4,700,334
	332,976	393,500	909,334	4,825,684

3. Accrued liabilities	September 30, 2011	December 31, 2010
	$	$
Compensation	69,653	401,573
Professional fees	82,760	76,473
Miscellaneous	54,337	89,948
	206,750	562,994

4.  Share capital

(a)  Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2010	280,000	$21,242	42,285,171	$85,583,198
Shares issued (i)	-	-	225,000	93,000
Employee bonus (ii)			50,000	23,000
Board compensation (iii)	-	-	280,426	115,913
Warrants expense (iv)	-	18,076	-	-
Balance, September 30, 2011	280,000	$39,318	42,840,597	$85,815,111

(i) On April 2, 2008, Mr. Wahbe entered into a three year employment agreement, which was renewed for a further one year period in April 2011, to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 annually.  Share compensation during the nine months ended September 30, 2011 under this agreement was $93,000 representing the issuance of 225,000 common shares.  The share compensation is based on the Company’s common share price on or about the last day of each quarter.

(ii) On January 17, 2011, common shares were issued to an employee in lieu of cash bonuses.  The share compensation is based on the Company’s common share price on or about the last day of each quarter.

(iii) During the nine months ended September 30, 2011, the Company issued 280,426 common shares to each non-management board member in lieu of cash compensation.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

(iv) Amount related to warrants vesting during the period.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.75 - $1.00	280,000	180,000	1.27

(b)  Stock options

Each stock option entitles the holder to purchase one common share of the Company.  A total of 7,584,362 common shares (being 9,558,476 in the plan less 1,974,114 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the nine month period ended September 30, 2011 is presented below:

Number outstanding
Outstanding, beginning of period	5,184,813
Cancelled and forfeited	(743,717)
Issued	1,328,257
Outstanding, end of period	5,769,353
Exercisable, end of period	2,853,066

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.34 - $0.49	2,521,294	785,632	3.57
$0.50 - $0.60	2,371,875	1,192,187	1.58
$0.71 - $1.01	876,184	875,247	0.70
	5,769,353	2,853,066	1.49

During the three and nine months ended September 30, 2011, the Company recorded stock-based compensation expense of $165,054 (2010 - $164,977) and $516,258 (2010 - $530,182) respectively, related to stock options and warrants granted to employees, officers, directors and consultants.

During the three and nine months ended September 30, 2011, the Company granted 110,000 and 1,328,257 options, respectively.  The weighted average estimated fair value at the date of the grant for options granted for the nine months ended September 30, 2011 was $0.48 (September 30, 2010 - $0.45). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended September 30	2011	2010
Risk-free interest rate	1.53%	1.99%
Volatility factor of the future expected market price	107%	103%
Weighted average expected life of options	5 years	5 years

5. Basic and diluted earnings per share

Basic earnings per share have been calculated by dividing net income (loss) for the period by the weighted average number of shares outstanding during each period.  Diluted earnings (loss) per share has been calculated by dividing net income (loss) for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period.  In computing diluted earnings (loss) per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Numerator:
Net income (loss) available to common shareholders	$(1,074,321)	$(932,963)	$(3,872,850)	$3,372,328

Denominator:
Weighted average shares: basic	42,671,847	41,927,307	42,501,766	46,047,801
Effect of outstanding stock options and warrants	-	-	-	-
Weighted average shares: fully diluted	42,671,847	41,927,307	42,501,766	46,047,801

Net income (loss) per share: basic	$(0.03)	$(0.02)	$(0.09)	$0.07
Net income (loss) per share: fully diluted	$(0.03)	$(0.02)	$(0.09)	$0.07

The number of options and warrants that were excluded because they were anti-dilutive during the three and nine months ended September 30, 2011 were nil and nil, respectively ( 2010 – 1,660,701 and 1,548,644 respectively).

6. Commitments and contingencies
Lease commitments: Total future minimum lease payments including operating costs are as follows:
2011	61,777
2012	154,988
2013	75,672
2014	77,114
2015	78,445
2016	79,776
527,772

During the three and nine months ended September 30, 2011, the Company recorded rent expense of $81,320 (2010 - $51,929) and $219,736 (2010 - $171,262), respectively.

7 AllOne Mobile Corporation Settlement Agreement

In September 2008, the Company entered into a license and revenue share agreement (“Agreement”) with AllOne Mobile Corporation (“AllOne”).  AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares of the Company for cash.  Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  Diversinet was required to provide second and third level support as well as two major product upgrades per year in exchange for a minimum annual fee of $5.5 million in the first contract year, and $7 million in years two and three.  The Company concluded that the Company’s commitment to deliver major product upgrades met the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010, the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Diversinet also retained complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  The Company recognized $3,500,000 as revenues in Q2 2010 as it related to products and services delivered prior to the termination date.  The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA).  In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.  Additionally, between 2007 and 2009 HSA was granted 199,000 Diversinet common shares as compensation for the services of a Director.

8. Related Party Transactions

In May 2011, the Company appointed Mr. Alan Portela, a mHealth strategist and innovator to the Company’s board of directors.  Additionally, Mr. Portela serves as chairman of the Diversinet Executive Advisory Board.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), has also been retained by Diversinet to provide sales and business development services.  During the three and nine months ended September 30, 2011, the Company paid Hybrid $30,000 and $40,000, respectively.  The Company has transacted these services at the exchange amount.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited consolidated financial statements in accordance with United States generally accepted principles (“U.S. GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2010, and our Quarterly Report for the period ended September 30, 2011, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at October 28, 2011.

EXECUTIVE OVERVIEW

Our Business and Strategy

Diversinet Corp. provides patented and proven products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to anyone, anytime, anywhere, on mobile devices.  The Company specializes in delivering “Healthcare. Connected and Protected.”

Founded in 1997 and based in Toronto with a sales office in Dallas, Diversinet has invested heavily in its core technology and has built a sizable patent portfolio.  Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

The recent introduction of the HITECH ACT in the U.S. provides financial incentives to physicians and healthcare facilities that adopt and demonstrate “meaningful use” of Electronic Health Records (EHRs) and sets limits on the percentage of administrative costs that health insurance organizations can carry.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) addresses the need for security standards to protect the confidentiality and integrity of individually identifiable health information.  HIPAA security rules require a risk-based security assessment and the implementation of appropriate authentication for access to electronic Protected Health Information (ePHI).

Diversinet’s MobiSecure® technology helps healthcare payers and providers, pharmaceutical companies, application developers and other healthcare organizations address the increasing need for secure messaging, as well as safe, convenient storage and sharing of personal health data.  Diversinet-powered solutions support healthcare reform by enabling healthcare organizations to improve quality of care while reducing costs.

MobiSecure is based on Open AuTHentication (OATH) standards for authentication and was designed specifically to prevent unauthorized access to confidential data.  Coupled with Diversinet’s encryption architecture, MobiSecure enables providers, insurers, patients and other users to securely connect with critical healthcare information with protection against identity theft or fraud.

MobiSecure Communicator is a secure application that enables organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device.  MobiSecure Communicator offers secure communication and management of critical data and personal information, from a mobile phone, tablets or desktop computer, directly over the Internet and wireless networks.  It also supports advanced secure data messaging such as alerts, question/response and advanced questionnaires.

MobiSecure Gateway SDK provides the security and mobile provisioning functionality necessary to allow developers to meet the stringent healthcare regulatory requirements for offering secure mHealth solutions.  The security functionality includes encryption and OATH-standards based One Time Password for strong authentication.

MobiSecure key advantages include:

1.

Built in security features that meet/exceed HIPAA regulations and support strong authentication,

2.

Support for a wide range of smart, feature phones and tablets,

3.

Flexible integrated products:

a.

Rapidly enabling multiple mobile healthcare applications in messaging, publishing & case management

b.

Highly scalable solution that can support large number of users

c.

Agility and on the fly customization of mobile user interface

d.

Consumer friendly patented resident mobile application with OTA provisioning

4.

Allows online and offline data access from mobile devices

In January 2011, we entered into a five year reseller agreement with 2205925 Ontario Limited d/b/a Mihealth Global Systems (“Mihealth”) which grants Mihealth the exclusive right to contract with Canadian head quartered companies and governmental and broader public sector entities located in Canada.  Furthermore, Mihealth will have the non-exclusive right to contract in the rest of the world, excluding the United States.  Mihealth has agreed to pay Diversinet an annual minimum commitment to maintain its exclusivity for the Canadian market.  Diversinet has received annual minimum commitments of $400,000 for year 1, and is to receive $700,000 in year 2, $1 million in year 3, $1.3 million in year 4 and $1.6 million in year 5, payable in quarterly instalments.  Under the agreement, after the first year, Mihealth can terminate its Canadian exclusivity and payment of the minimum commitment amounts upon 180 days notice.  Furthermore, the parties entered into a license agreement to allow Mihealth to move from a pilot program into production.

2011 Quarterly Highlights

During 2011 we have remained focused on the key elements of our mobile health strategy, which includes introducing new products and product enhancements, creating customized mobile health applications, and expanding our network of healthcare partners.  Based on the strong progress of the Mihealth pilot program, in January 2011 we entered into a five year reseller agreement with Mihealth as discussed above.  This new relationship enables us to focus on the large opportunities in the U.S., while Mihealth Global Systems serves Canada and other international markets.  Under the new agreement, Mihealth will initially make the solution tested in North Bay available to medical clinics in Ontario, then eventually throughout Canada.

Diversinet’s board of directors renewed Mr. Albert Wahbe’s employment agreement for an additional year (until March 31, 2012).  The board believes his leadership will continue to be important to Diversinet’s success in the healthcare marketplace.  The Company has recently engaged an executive search firm to find a new Chief Executive Officer to ensure an orderly leadership succession.

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office.  The U.S. sales office is located in leased premises of approximately 2,987 square feet at 222 West Las Colinas Boulevard, Suite 1405-North, Irving, Texas.  The lease is for 68 months (including two months of beneficial occupancy) and expires December 2016.

In February 2011, we announced enhancements to the MobiSecure Platform with more than 50 new features. The improvements also extend support to 70 additional smart phones and tablets, strengthen security compliance and enable faster deployment.

In March 2011, we introduced Clinical Communicator a new application that enables secure mobile communication between healthcare professionals and patients. It is a Health Insurance Portability and Accountability Act (HIPAA) compliant clinical solution that increases clinician productivity and enhances patient outcomes.

In May 2011, we appointed Mr. Alan Portela, a mHealth strategist and innovator to the Company’s board of directors.  Additionally, Mr. Portela serves as chairman of a newly formed Diversinet Executive Advisory Board.  Mr. Portela has more than 25 years experience as an IT strategist and executive, marked by pivotal contributions to mobile healthcare. He is currently CEO for Airstrip Technologies and a board member for AirStrip Technologies and CliniComp, Intl., and serves as an adviser to InTouch Health and Accenture.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC, has also been retained by Diversinet to provide sales and business development services.

In June 2011, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. (“J&J”) licensed our MobiSecure product for a pilot to improve medication utilization and consumer interaction.  The product utilizes existing MobiSecure Publisher features and new features being developed for consumer interaction.  During the third quarter of 2011, we delivered a MobiSecure® Publisher license to J&J and received $120,000.  However, in accordance with our revenue recognition policy, the full $120,000 is being deferred until we deliver our MobiSecure SMS server.  Additionally, during the third quarter of 2011, we recognized $40,000 in revenues from J&J relating to customization services.

During the third quarter of 2011, we strengthened our military healthcare expertise with the addition of Dr. Hon Pak and Mr. Fred Hannett to our executive advisory board.  Dr. Pak is a previous President of the American Telemedicine Association and recently retired as Chief Information Officer of the U.S. Army Medical Department, Office of the Surgeon General.  Mr. Hannett is a Washington-based consultant and healthcare IT thought leader with longstanding ties to the U.S. Department of Defense, as well as founder and Managing Principal of The Capitol Alliance.

In September 2011, the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program for members of the military recovering from mild traumatic brain injuries (TBI) and other wounds was renewed for another year.  Diversinet is providing development, maintenance and consulting services to help the Army hasten the recovery and track the progress of as many as 10,000 “wounded warriors” who return home or to community-based transition units following initial recuperation in military medical facilities.

In September 2011, mCare, the Army’s Telemedicine and Advanced Technology Research Center mobile health application for wounded warriors that is powered by Diversinet’s MobiSecure, received the ‘2010 Army Greatest Inventions Award’ representing the most innovative advances in Army technology. Award nominees were judged by a panel of non-commissioned officers with combat and practical experience, as well as a panel of U.S. Army Training and Doctrine Command field-grade officers. According to Major General Nick Justice, the commanding general of the U.S. Army Research, Development and Engineering Command: “The contributions made by these teams promise to improve the wellbeing of soldiers, and the Army’s capability to contribute to quality of life and our national security.” Last year, following the successful conclusion of a one-year pilot program, the Army awarded Diversinet a five-year contract to support expansion of mCare.

RESULTS OF OPERATIONS

Revenues

For the three months ended September 30, 2011, we reported revenues of $333,000 compared to revenues of $394,000 for the three months ended September 30, 2010.  Revenues in the third quarter of 2011 included $52,000 for services provided to Mihealth, $40,000 services provided to J&J, $188,000 for license and statement of work to mCare and $15,000 in license revenue from Intersections Inc.  Revenues in the third quarter of 2010 included $330,000 for license revenue and services provided to Intersections, $38,000 for license revenue provided to AllOne and $25,000 for services provided to JCB. .

Revenues for the nine months ended September 30, 2011 were $909,000 compared to $4,826,000 for the same period in 2010.  Revenues for the nine months ended September 30, 2011 included $498,000 in license revenue and services provided to MiHealth, $194,000 in license revenue and services to mCare, $40,000 for services provided to J&J, $55,000 in license revenue and services provided to Intersections, $45,000 in license and services provided to Health Partners and $75,000 in services provided to JCB.  Revenues for the nine months ended September 30, 2010 included $3,738,000 in license revenue and services provided to AllOne, $1,007,000 in license revenue and services provided to Intersections and $75,000 in services provided to JCB.

During the three months ended September 30, 2011, the Company generated $217,000 (2010 - $30,000) from consulting services and $116,000 (2010 - $364,000) from licensing.  During the nine months ended September 30, 2011, the Company generated $365,000 (2010 - $125,000) from consulting services and $545,000 (2010 - $4,700,000) from licensing.

The Company currently generates its revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  We derived 77% and 37% of our revenues from the US market for the three and nine months ended September 30, 2011 (93% and 98% for 2010), respectively.

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended September 30, 2011, were $53,000 (or gross margin of 84%) compared with $1,000 (or gross margin of 98%) for the three months ended September 30, 2010 and $90,000 (or gross margin of 90%) compared with $22,000 (or gross margin of 100%) for the nine months ended September 30, 2011 and 2010.  The lower margins in 2011 are the result of overall revenues being comprised of a lower percentage of license revenues.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses were $539,000 in the three months ended September 30, 2011 compared to $497,000 in the three months ended September 30, 2010, and $1,990,000 in the nine months ended September 30, 2011 compared to $2,295,000 in the nine months ended September 30, 2010.  The development department often redeploys its resources to perform professional services work required to modify our products as required under our customer agreements.  As a result, during the 2011 year, product development costs of $69,000 (Q1 - $4,000; Q2 - $22,000; Q3 - $43,000) compared to 2010 of $8,000 (Q1 - $6,000; Q2 - $1,000; Q3 - $1,000) were reallocated from research and development to cost of revenues.  Research and development costs were lower in the first nine months of 2011 by $305,000 partially due to the decrease in salaries of $133,000 (as a result of decreasing in number of people from 31 in 2010 to 28 in 2011), $115,000 in bonus accrual, $30,000 in travel and recruiting fees and $27,000 in professional fees and other fees. The increase in the three months ended September 30, 2011 of $42,000 is partially due to a $50,000 increase in contractors offset by a decrease of $28,000 in salaries as a result of a decrease in the number of people from 31 in 2010 to 28 in 2011.  These costs were reduced by $205,000 received in Q3 2011 ($208,000 – 2010) from our scientific research and experimental development (SRED) claim for the 2010 fiscal year.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $385,000 for the three months ended September 30, 2011 compared to $520,000 for the three months ended September 30, 2010.  The $135,000 decrease is partially due to a $98,000 decrease in overall salaries (as a result of decreasing in number of people from 4 in 2010 to 3 in 2011), and a $82,000 decrease in travel and other expenses, offset by a $17,000 increase in consulting services, a $8,000 increase in marketing expenses and a $20,000 increase in rent and office expenses for the US office.  Sales and marketing expenses were $1,281,000 in the nine months ended September 30, 2011 compared to $1,280,000 in the nine months ended September 30, 2010.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $410,000 for the third quarter of 2011 compared to $428,000 incurred during the similar period in 2010.  General and administrative expenses were $1,413,000 for the nine months ended September 30, 2011 compared to $1,511,000 incurred during the nine months ended September 30, 2010.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  We have recorded stock-based compensation expense of $165,000 for the three months ended September 30, 2011 ($165,000 - 2010) and $516,000 for the nine months ended September 30, 2011 ($530,000 - 2010).  The decrease in general and administrative expenses in the first nine months of 2011 is partially due to a $50,000 decrease in bonus accrual and a decrease of $127,000 in professional fees of which $110,000 is related to the AllOne legal proceedings. These costs were offset by a $47,000 increase in rent, telephone and office expenses and a $12,000 increase in audit and tax fees.

Depreciation and Amortization

Depreciation and amortization expense in the third quarter of 2011 was $16,000 compared to $17,000 in the third quarter of 2010.  Depreciation and amortization expense for the nine months ended September 30, 2011 decreased to $47,000 from $49,000 in the nine months ended September 30, 2010.  During the third quarter of 2011, property and equipment of $6,000 relate mainly to furniture and computer equipment for the U.S. office.

Foreign Exchange, Interest Income and Other Income

We have reported a foreign exchange loss of $9,000 for the three months ended September 30, 2011 compared to a foreign exchange gain of $122,000 for the similar period in 2010.  Foreign exchange gains were $20,000 for the nine months ended September 30, 2011 compared to a foreign exchange gain of $100,000 during the nine months ended September 30, 2010.  From June 30, 2011 to September 30, 2011, the Canadian dollar depreciated $0.0828, resulting in a loss for the quarter.  Furthermore, Cdn/US dollar currency exchange rates have fluctuated from $0.9718 in Q3 2010 to 0.9540 in Q3 2011.  We earned interest, net and other income of $5,000 during the third quarter of 2011 compared to $15,000 for the same period in 2010 through investing our excess cash.  Interest income was $18,000 for the nine months ended September 30, 2011 compared to $43,000 earned during the nine months ended September 30, 2010.  Current interest rates for short term investment grade investments remain low.

Net Income (Loss)

We reported a net loss of $1,074,000, or $(0.03) per share based on a weighted average 42,672,000 common shares outstanding for the three months ended September 30, 2011 compared to a net loss of $933,000 or $(0.02) per share based on a weighted average 41,927,000 common shares outstanding in the prior year’s third quarter.  The net loss for the nine months ended September 30, 2011 was $3,873,000 or $(0.09) per share based on a weighted average 42,502,000 common shares outstanding compared to a net income of $3,372,000 or $0.07 per share based on a weighted average 46,048,000 common shares outstanding for the nine months ended September 30, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents and short-term investments at September 30, 2011 were $8,659,000 compared with $13,798,000 at September 30, 2010 and $12,459,000 at December 31, 2010.  The net change in cash and cash equivalents for the nine months ended September 30, 2011 was a decrease of $3,800,000 compared to an increase of $1,130,000 for 2010.  The cash used during nine months ended September 30, 2011 is mainly due to operating activities, which used cash in an amount of $3,747,000.  This was offset in part by a foreign exchange gain on cash held in foreign currency of $31,000.  The cash provided during nine months ended September 30, 2010 is mainly due to operating activities, which provided cash in an amount of $936,000.  This was enhanced by foreign exchange gains of $106,000 and increased further by cash received on the exercised of options in the amount of $115,000.

The cash used during the three months ended September 30, 2011 is mainly due to operating activities, which used cash in an amount of $1,111,000.  This was reduced by the foreign exchange on cash held in foreign currency $15,000.  The cash used for the three months ended September 30, 2010 is mainly due to operating activities, which used cash in an amount of $833,000.  This was offset by the foreign exchange gains on cash held in foreign currency of $117,000

Cash used in investing activities for the three months ended September 30, 2011 and 2010 is the result of purchasing of property equipment of $6,000 and $11,000 respectively.  Cash used in investing activities for the nine months ended September 30, 2011 and 2010 is the result of purchasing of property equipment of $83,000 and $27,000 respectively.

We believe that our cash and cash equivalents as at September 30, 2011 of $8,659,000 and cash generated from operations will be sufficient to meet our cash requirements for at least the next twelve months.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

RELATED PARTY TRANSACTIONS

In May 2011, we appointed Mr. Alan Portela, a mHealth strategist and innovator to the Company’s board of directors.  Additionally, Mr. Portela serves as chairman of the Diversinet Executive Advisory Board.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), has also been retained by Diversinet to provide sales and business development services.  During the three and nine months ended September 30, 2011, the Company paid Hybrid $30,000 and $40,000, respectively.  The Company has transacted these services at the exchange amount.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended September 30, 2011:

	Revenue for the period	Net income (loss) for the period	Income (loss) per share
	($000’s)	($000’s)	($)
September 30, 2011	333	(1,074)	(0.03)
June 30, 2011	132	(1,688)	(0.04)
March 31, 2011	444	(1,111)	(0.03)
December 31, 2010	106	(1,505)	(0.04)
September 30, 2010	394	(933)	(0.02)
June 30, 2010	3,856	5,310	0.11
March 31, 2010	576	(1,005)	(0.02)
December 31, 2009	2,069	(406)	(0.01)

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of property and equipment. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate estimates and assumptions.  Actual results could differ from those estimates.

In our 2010 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  Except as disclosed below in the adoption of new accounting polices, for the nine months ended September 30, 2011 there are no changes to the critical accounting policies and estimates from those found in our 2010 Annual MD&A.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective January 1, 2011 and applied prospectively, the Company adopted Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated.  It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence of selling price.  The guidance also eliminates the use of the residual method and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.  The application of this standard did not have an impact to the Company’s financial statements.

Effective January 1, 2011 and applied prospectively, the Company adopted Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position No. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.  The application of this standard did not have an impact to the Company’s financial statements.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three and nine months ended September 30, 2011, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Impact of commercial deployment: The Company is focused on the healthcare market, as such our ability to continue operations is also dependent on the acceptance of product and solution offerings.  Longer sales cycles and customer’s unwillingness to adopt new technologies could have an adverse affect and could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Mihealth agreement have a risk of cancellation if there is slow customer adoption.  Certain contracts, including the contract with Johnson & Johnson Pharmaceutical Research & Development, L.L.C. and the U.S. Army’s Telemedicine and Advanced Technology Research Center, do not have any minimum commitments.  Furthermore, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

Financial resources:  The Company’s consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations may not be sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business beyond 12 months.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large healthcare providers, financial institutions and security providers.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at September 30, 2011, three customers accounted for 43%, 33% and 12% of our quarterly revenues.  With the termination of the AllOne agreement, our agreement with Mihealth and Intersections are currently our only long term agreements.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2011, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2010 and 2009 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at September 30, 2011.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any proceedings may have a material adverse impact on our business and financial condition.

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